Exhibit 99.1

Marti Increases Share Repurchase Authorization to $5 Million and Extends Program Through April 2027

Istanbul, Türkiye, September 10, 2026 —Türkiye’s leading mobility super app Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT) today announced that its Board of Directors (the “Board”) has increased the authorization under the Company’s share repurchase program (the “Repurchase Program”) from $2.5 million to $5.0 million and extended the Repurchase Program through April 26, 2027.

The expanded authorization reflects Marti’s continued commitment to disciplined capital allocation and provides the Company with additional flexibility to repurchase its Class A ordinary shares when market conditions and other factors are favorable. The Board maintained the existing $6.00 per-share ceiling for repurchases.

Approximately $3.8 million remains available for repurchases under the Repurchase Program as of September 9, 2026. Marti’s shares closed at $2.13 per share on September 9, 2026.

Since initiating its share repurchase program in January 2024, Marti has repurchased 795,467 Class A ordinary shares at an average price of $1.95 per share, representing an aggregate purchase price of approximately $1.6 million.

The expanded Repurchase Program is effective immediately and will remain in place through April 26, 2027, unless modified, suspended or discontinued earlier by the Board. Repurchases may be made from time to time in privately negotiated or open-market transactions in accordance with applicable securities laws and regulations, including Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

The timing and amount of any repurchases will be determined by Marti’s management based on a variety of factors, including the Company’s assessment of its capital needs, market conditions, the market price of its Class A ordinary shares, available liquidity, compliance with its debt and other agreements, applicable legal and contractual restrictions, and its broader capital allocation and business strategy. The Board may review the program periodically and may modify, extend, suspend or discontinue it at any time.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering a wide variety of transportation services. Marti operates a ride-hailing service that matches riders with car, motorcycle, and taxi drivers; offers delivery services; and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Note Regarding Forward-Looking Statements:

Certain statements made in this press release constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements related to the Repurchase Program and the timing of share repurchases, if any. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the risks discussed in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. Marti undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

Investor Contact

Marti Technologies, Inc.

Turgut Yilmaz

Investor.relations@marti.tech

Media Contact

EFG Media Relations

Edwina Frawley-Gangahar

edwina@efgmediarelations.com